Greenfire Resources Ltd.

1900 – 205 5th Avenue SW

Calgary, Alberta T2P 2V7

November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re: Greenfire Resources Ltd.

Request for Withdrawal of Registration Statement on Form 8-A (File No. 001-41810)

Ladies and Gentlemen:

Greenfire Resources Ltd. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 8-A (File No. 001-41810) together with the exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 20, 2024.

The Company is seeking withdrawal of the Registration Statement because its existing shareholder rights plan, adopted on September 18, 2024, has been cease traded by the Alberta Securities Commission and its board of directors has subsequently adopted a new shareholder rights plan pursuant to a shareholder rights plan agreement dated November 6, 2024.

Should you have any questions regarding this request, please do not hesitate to contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3434.

Sincerely,

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic
Name:	Tony Kraljic
Title:	Chief Financial Officer

cc:	Christopher J. Cummings

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP